FILED BY HIBERNIA CORPORATION
                       PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                           SUBJECT COMPANY: HIBERNIA CORPORATION
                                                   COMMISSION FILE NO. 001-10294

FOLLOWING IS AN E-MAIL SENT TO HIBERNIA EMPLOYEES:

Today, you will likely hear from many clients, friends and relatives who will ask questions relating to the Capital One announcement. Here are some important facts we hope you will share with them:

- The combined scale and capabilities of Capital One and Hibernia open up new opportunities for profitable growth by enabling us to share the best of each of our businesses.
- We think our customers, employees, shareholders and communities will benefit from the earnings power, status, growth potential and resources of Capital One, which has a nationally known brand and a 48 million customer base.
- Capital One executives like what they see in our company - our sales culture, emphasis on outstanding service and prominent position in our communities as a corporate citizen. They have told us Hibernia brings a strong, experienced management team and a winning culture to its business.
- There is minimal overlap between Hibernia and Capital One by geography or business line. For most employees, there will be minimal impact on work in the near term.
- Capital One has indicated that they will be relying on our banking expertise, and we would expect fewer job losses than in a traditional bank merger.

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FOLLOWING IS A VOICEMAIL SENT TO EMPLOYEES:

         This is Herb Boydstun with a historic announcement.
         Hibernia and Capital One Financial Corporation have announced a definitive agreement under which Capital One will acquire Hibernia in a stock and cash transaction valued at approximately $5.3 billion, or 33 dollars per share. Among U.S. financial institutions, the combined company will be one of the top 10 largest consumer lenders and one of the top 20 in terms of total deposits.
         I know this news will come as a surprise to you, your families and friends and people throughout our region and beyond. Like you, we LOVE Hibernia and know what it means to Louisiana and Texas. We see this transaction as a powerful way to do even more for the people, businesses and community groups in our region, as well as our shareholders. And most of you are shareholders. It will enable us to reach customers throughout the country.
         Still, I know many of you may have questions. While it's too early to give specifics about changes that lie ahead, including any impact on jobs, I want to stress that Capital One will be relying on our expertise as bankers. Also, there is minimal overlap between Hibernia and Capital One by geography or business line. Our focus will be on identifying and taking advantage of synergies to support continued growth across both companies.
         A joint news release announcing this exciting news was issued a short while ago. And you'll be reading and hearing a lot more in the Tower, on voicemail and in group functions in the days, weeks and months to come. We will establish a feedback mechanism on InSite as well.
         And as always, don't hesitate to ask questions or share your concerns with your managers. If they don't know the answers, they'll do their best to find someone who does.
         Thank you very much for all you do for our great company.
                                      # # #
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FOLLOWING IS AN ARTICLE POSTED ON THE COMPANY'S INTRANET:

BREAKING NEWS

CAPITAL ONE TO ACQUIRE HIBERNIA CORP.

         Capital One Financial Corporation and Hibernia Corporation announced a definitive agreement last night under which Capital One will acquire Hibernia in a stock and cash transaction valued at approximately $5.3 billion. Among U.S. financial institutions, the combined company will be one of the top 10 largest consumer lenders and one of the top 20 in terms of total deposits.

         Based in McLean, Va., Capital One is best known as a credit card company. Its recent national ad campaign features actor David Spade and the motto "What's in your wallet?"

         Capital One, a Fortune 200 company, was founded by Chairman and Chief Executive Officer RICHARD D. FAIRBANK in 1988. The company quickly rose from a local bank card issuer to a diversified financial services company with one of the largest providers of MasterCard and Visa credit cards in the world. Capital One has a current global base of more than 48 million customers and managed loans totaling $79.9 billion. The company has been the recipient of numerous awards and accolades, including BusinessWeek's "Top 50" performers in the S&P 500; Forbes list of the 400 "Best Big Companies in America;" Fortune 500 list of America's largest companies (#200); "Issuer of the year" by Credit Card Magazine; U.S. Banker's "five best of the nation's 100 banking companies; Information Week 500 for innovation on IT; Fortune's "100 Best Places to Work in America;" and The Sunday Times list of the top places to work in the UK.

         Upon closing of the transaction, Hibernia will become a subsidiary of Capital One. Hibernia President and CEO HERB BOYDSTUN will be the subsidiary's president and report to Fairbank, Capital One's Chairman and CEO. Hibernia's Chairman of the Board, E.R. "BO" CAMPBELL, will join Capital One's board of directors.

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         "We strongly believe that joining with Capital One is the right strategy for Hibernia's shareholders, customers and communities," said Boydstun. "Together, we will create more opportunities for long-term growth than either company could on its own. With Capital One, we will gain access to higher-growth consumer financial services businesses where Capital One's 48 million accounts and national brand make it an established leader. And due to the complementary nature of our businesses, we expect minimal disruption for our customers, employees and local communities. In fact, we expect that Hibernia's ability to serve consumers and businesses in both Louisiana and Texas markets will be strengthened."

         "This acquisition is a natural extension of the diversification strategy that we have been pursuing for some time," said Fairbank, of Capital One. "The transaction brings together two financial companies with complementary strengths and represents a compelling long-term value proposition for shareholders of both companies. Hibernia's leading market share in Louisiana and its promising Texas branch expansion creates not only a solid growth platform as we continue to expand, but also an additional source of lower cost funding. Additionally, we believe our national brand, 48 million customers, broad product offerings, asset generation capabilities, and marketing expertise will drive profitable growth in branch banking."

         "I am especially pleased to welcome Herb Boydstun, his experienced management team and Hibernia's employees to Capital One," Fairbank continued. "Equally, we have been very impressed by Hibernia's strong relationships in its communities, and it is our intention to continue supporting the commitment Hibernia has demonstrated through its community activities."

         Under the terms of the definitive agreement, which has been approved by both companies' boards of directors, Hibernia shareholders will have the right, subject to proration, to elect to receive cash or Capital One common stock, in either case having a value equal to $15.35 plus the value at closing of .2261 Capital One shares. Based on the

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price of Capital One shares at the close of business on Friday, March 4, 2005, the transaction is valued at $33.00 per Hibernia share. The actual value on consummation of the acquisition will depend on Capital One's share price at that time. The total transaction value of approximately $5.3 billion includes approximately $2.4 billion in cash. The acquisition represents a 24% premium over the closing price of Hibernia shares on Friday, March 4, 2005.

         The transaction is subject to regulatory and Hibernia shareholder approvals and is expected to close in the third quarter of 2005. Capital One expects the transaction to achieve cost savings and other synergies of $135 million fully phased in by 2007 and to be accretive beginning in 2007.


                  ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

         IN CONNECTION WITH THE PROPOSED MERGER, CAPITAL ONE WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HIBERNIA THAT ALSO CONSTITUTES A PROSPECTUS OF CAPITAL ONE. HIBERNIA WILL MAIL THE PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY CAPITAL ONE AND HIBERNIA WITH THE SEC AT THE SEC'S WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY ACCESSING CAPITAL ONE'S WEBSITE AT WWW.CAPITALONE.COM UNDER THE TAB "INVESTORS" AND THEN UNDER THE HEADING "SEC & REGULATORY FILINGS" OR BY ACCESSING HIBERNIA'S WEBSITE AT WWW.HIBERNIA.COM UNDER THE TAB "ABOUT HIBERNIA" AND THEN UNDER THE HEADING "INVESTOR RELATIONS--SEC FILINGS".

         CAPITAL ONE, HIBERNIA AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM HIBERNIA STOCKHOLDERS IN FAVOR OF THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER THE RULES OF THE SEC, BE CONSIDERED PARTICIPANTS IN THE

SOLICITATION OF THE HIBERNIA STOCKHOLDERS IN CONNECTION WITH THE PROPOSED
MERGER WILL BE SET FORTH IN THE PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC. YOU CAN FIND INFORMATION ABOUT CAPITAL ONE'S EXECUTIVE OFFICERS AND DIRECTORS IN ITS DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 17, 2004. YOU CAN FIND INFORMATION ABOUT HIBERNIA'S EXECUTIVE OFFICERS AND DIRECTORS IN ITS DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON MARCH 18, 2004. YOU CAN OBTAIN FREE COPIES OF THESE DOCUMENTS FROM CAPITAL ONE AND HIBERNIA USING THE CONTACT INFORMATION ABOVE.